August 24, 2010

Mark E. Crone, President
Matter of Time I Co.
101 Montgomery Street, Suite 1950
San Francisco, California 94104

    RE: **Matter of Time I Co.**
         Form 10
         Filed July 28, 2010
         File No. 0-54049

Dear Mr. Crone:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note disclosure in the initial risk factor that "management is currently involved with other blank check companies". Please provide a table in another section of the filing to identify each such blank check company, its SEC file number, the date it was incorporated, the number of shares held by management, the current status of locating a potential merger candidate or business opportunity, the date it consummated a business combination transaction, if applicable, the status of the post-combination entity, the current trading market for the securities, and the benefits received by Mr. Crone, before, during and following the combination.

Security Ownership of Certain Beneficial Owners and Management, page 10

2. Please disclose the individuals who are the beneficial owners of the shares held of record by Bosch Equities, LLC.

Statement of Expense, page F-4

3. We note that you present a statement of expense for the period from April 28, 2010 (inception) through June 30, 2010. Please revise to present a statement of operations

in conformity with U.S. generally accepted accounting principles and also instruct your independent accountant to revise the audit report for this change.

4. We note on page F-9 that your 200,000 shares of common stock issued and outstanding as of June 30, 2010 are the result of 100,000 shares issued on May 5, 2010, and 100,000 shares sold during June 2010. Please provide us with your calculation to support the 60,317 weighted average common shares outstanding during the period from April 28, 2010 (inception) through June 30, 2010 or revise, as necessary.

Notes to the Financial Statements, page F-7

5. Please disclose the date through which you have evaluated subsequent events and whether that date is either the date the financial statements were issued or available to be issued. Refer to FASB ASC 855-10-50-1.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Archfield, staff accountant at (202) 551-3315 or Ryan Milne, accounting reviewer at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Janice McGuirk, examiner at (202) 551-3395 or the undersigned at (202) 551-3795 with any other questions.

Sincerely,

John Reynolds,
Assistant Director

cc: via fax to Alisande Roszynko, Esq.
            (415) 955-8910